==============================================================================



                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549
                           -------------------------


                                SCHEDULE 13E-4
                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                               (Amendment No. 2)

                          THE WASHINGTON POST COMPANY
                               (Name of Issuer)

                          THE WASHINGTON POST COMPANY
                     (Name of Person(s) Filing Statement)

                     CLASS B COMMON STOCK, $1.00 PAR VALUE
                        (Title of Class of Securities)

                                   93964010
                     (CUSIP Number of Class of Securities)



                            Diana M. Daniels, Esq.
                 Vice President, General Counsel and Secretary
                          The Washington Post Company
                            1150 15th Street, N.W.
                            Washington, D.C. 20071
                                (202) 334-6600

                                with a copy to:

                           David V. Armstrong, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000



  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)



==============================================================================

          This Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 filed by The Washington Post Company, a Delaware corporation (the "Company"), with the Securities and Exchange Commission on November 10, 1999, as amended by Amendment No. 1 dated December 7, 1999 (the "Schedule 13E-4"), relating to an offer by the Company to purchase up to 500,000 shares of its Class B Common Stock, par value $1.00 per share at a price of $575 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 10, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 13E-4.


Item 1.  Security and Issuer.

          Item 1 of the Schedule 13E-4 is hereby supplemented and amended by adding the following:

          The Offer expired at 5:00 pm, New York City time, on December 10, 1999. The Company accepted a total of 666,106 Shares. The Company increased its offer, as permitted by applicable rules, to accept the additional 166,106 shares for purchase. Following the purchase of the Shares properly tendered in the Offer, the Company will have 7,639,217 shares of Class B stock and 1,739,250 shares of its Class A common stock.


Item 8.  Additional Information.

          Item 8 of the Schedule 13E-4 is hereby amended and supplemented by adding the following:

          On December 13, 1999, the Company issued a press release announcing the preliminary result of the Offer, a copy of which is filed as Exhibit 4(a)(12) hereto and is incorporated herein by reference. On December 20, 1999, the Company issued a press release announcing the final result of the Offer, a copy of which is filed as Exhibit 4(a)(13) hereto and is incorporated herein by reference.


                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 22, 1999

                                        THE WASHINGTON POST COMPANY,

                                          by /s/ Diana M. Daniels
                                             --------------------------------
                                             Name:  Diana M. Daniels
                                             Title:  Vice President, General
                                                     Counsel and Secretary

                                                              Exhibit 4(a)(12)



                            Contact:  John B. Morse, Jr. For Immediate Release
                                    (202) 334-6662           December 13, 1999


               THE WASHINGTON POST COMPANY COMPLETES CASH OFFER
                         FOR ITS CLASS B COMMON STOCK

WASHINGTON - The Washington Post Company (NYSE: WPO) today announced the completion of its previously announced cash offer to purchase up to 500,000 shares of its Class B common stock ("Class B Stock") at a price of $575.00 per share. The cash offer expired at 5:00 p.m. New York City time on December 10, 1999.

          Approximately 743,320 shares of Class B Stock were tendered pursuant to the offer. This includes approximately 15,000 shares of Class B Stock owned by odd lot owners and approximately 103,000 shares subject to guarantees.

          The Washington Post Company has increased its offer and accepted for purchase 666,106 shares of Class B Stock. as allowed by applicable rules. Based on the preliminary results, which indicate that the offer is oversubscribed, a proration factor of approximately 89 percent for shares tendered by owners, who do not qualify as odd lot owners, will be applied. The Washington Post Company will purchase all shares tendered by qualifying odd lot owners. The estimated proration factor is subject to change. The final proration factor is expected to be announced December 16, 1999.

          After the offer, The Washington Post Company will have outstanding 7,639,217 shares of Class B Stock and 1,739,250 shares of its Class A common stock.

          The Company continues to have Board authorization to repurchase an additional 45,000 shares of its Class B Stock in the open market. No price or time limit has been set for the repurchase of these shares. These open market purchases cannot commence until December 28, 1999, pursuant to Rule 13e-4 under the Securities and Exchange Act of 1934.

                                                              Exhibit 4(a)(13)



Contact:  John B. Morse, Jr.
For Immediate Release
          (202) 334-6662
               December 20, 1999


              THE WASHINGTON POST COMPANY ANNOUNCES FINAL RESULTS
                  OF CASH OFFER FOR ITS CLASS B COMMON STOCK


WASHINGTON - The Washington Post Company (NYSE: WPO) today announced the final results of its cash offer to purchase up to 500,000 shares of its Class B common stock for $575.00 per share, which expired on December 10, 1999. The company reserved the right to purchase more than 500,000 shares if offered.

          A total of 741,986 shares of the company's Class B common stock were tendered, of which the company has accepted 666,106 shares for payment, as allowed by applicable rules. The company will purchase all 17,009 qualifying odd lot shares tendered. Because the offer was oversubscribed, a proration factor for shares tendered by owners, who do not qualify as odd lot owners, will be applied. The final proration factor, as determined by First Chicago Trust Company, the depositary for the tender offer, is 89.5623 percent.

          The Washington Post Company expects to make payment for shares that it purchases in the tender offer on or about December 21, 1999.

          Shares that were tendered but not purchased by the company will be promptly returned to shareholders.

          When the purchase is completed, The Washington Post Company will have outstanding 7,639,217 shares of Class B common stock and 1,739,250 shares of Class A common stock.

                                     # # #